UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2015

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless Releases Open Hardware Reference Design to Accelerate Innovation for the Internet of Things

New industrial-grade reference design enables wireless, sensor, and cloud connectivity out-of-the-box for the next-generation AirPrime® WP Series module

PARIS--(BUSINESS WIRE)--June 17, 2015--Sierra Wireless (NASDAQ:SWIR) (TSX:SW) today announced the beta release of Project mangOH™, a wireless open hardware reference design for rapidly building Internet of Things (IoT) solutions. Designed to leverage the full feature set of the newest Sierra Wireless AirPrime® WP Series modules, the reference design offers a flexible, Arduino-compatible platform based on industrial-grade components, which enables developers to go from prototype to market faster than ever before. It also incorporates a new IoT connector, designed by Sierra Wireless and released as an open interface standard to simplify development, promote interoperability, and enable more wireless use-cases for IoT.

“Reducing complexity for IoT developers is a key priority for us – we believe it is essential in fostering innovation,” said Philippe Guillemette, Chief Technology Officer for Sierra Wireless. “Today’s release of Project mangOH and the IoT connector standard provides developers with the building blocks they need to get from their concept to prototype very quickly, and then into production without the need for significant redesign. Along with our new AirPrime WP modules and the Legato™ platform, we have a flexible solution to build and test new ideas, simplifying development.”

Built using Legato, an open-source Linux-based platform pre-integrated with the AirPrime WP module, the Project mangOH reference design quickly adapts to a wide range of IoT use-cases. Legato enables the WP module to seamlessly collect data from the IoT modules and Arduino shields, so that every open hardware shield becomes plug-and-play. Additionally, every wireless and sensor module designed with the new IoT connector standard can be added in any combination and used out-of-the box with full Legato support.

With Project mangOH, IoT developers can prototype and test ideas in days instead of months with minimal investment. Once the prototype is ready and tested, it can be repurposed for mass production using the industrial-grade components of the reference design and the applications developed in the open-source Legato platform.

Getting started with the open hardware

The beta release of the schematics, documentation, and bill of materials for Project mangOH and the IoT connector are freely available under an open hardware license. For download links and more information about the open hardware reference design, the IoT connector, and the new Sierra Wireless AirPrime WP Series modules announced today at the Sierra Wireless Innovation Summit, please visit http://www.sierrawireless.com/WP_launch.

To contact the Sierra Wireless Sales Desk, call +1-877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 950 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

“AirPrime,” “mangOH,” and “Legato” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1-604-232-1445
pr@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	June 17, 2015